GUIDESTONE FINANCIAL SERVICES

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD ENDED DECEMBER 31, 2024

(STATEMENTS ARE UNAUDITED)

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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

**FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024**
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

**NAME OF FIRM:** GUIDESTONE FINANCIAL SERVICES

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)**

5005 LBJ Freeway, Suite 2200
(No. and Street)

| Dallas | Texas | 75244 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**PERSON TO CONTACT WITH REGARD TO THIS FILING**

| Jeremy Halpin | 214-720-6439 | jeremy.halpin@guidestone.org |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing***

n/a
(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeremy Halpin, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of GuideStone Financial Services, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer,

TRACEE L LARSON
Notary ID #126483100
My Commission Expires
May 15, 2028

Notary Public

Signature

Treasurer and FINOP
Title

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# GuideStone Financial Services Statement of Facts and Circumstances

GuideStone Financial Services (the "Company") notified its designated accountant, Moss Adams LLP, on September 29, 2020 that the audit engagement would be terminated effective September 30, 2020. The Company avails itself of the self-executing provision in Rule 17a-5(e)(1)(i)(A) allowing the firm to not engage an independent public accountant to provide the reports required under Rule 17a-5(d)(1)(i)(C). The Company meets all of the requirements of paragraph (e)(1)(i)(A) of Rule 17a-5 under the Securities Exchange Act of 1934 (the "Exchange Act") which includes:

- The company's sole business is limited to acting as the broker for a single issuer, GuideStone Funds. GuideStone Funds is an affiliate of the Company, and has the ability to access sufficient information about the financial condition and operations of the Company.
- An independent public accountant's report would not provide a meaningful benefit to GuideStone Funds, and the risk of harm from not including such report is mitigated by GuideStone Funds ability to access any necessary information.
- The company does not receive or hold funds or securities for customer accounts. Furthermore, the Company does not owe funds or securities to customers.

The firm believes, to the best of its knowledge and belief, these facts and circumstances remain unchanged as of December 31, 2024.

By: _____

Jeremy Halpin
Treasurer and FinOP

GUIDESTONE FINANCIAL SERVICES

CONTENTS

## GUIDESTONE FINANCIAL SERVICES
### Statement of Financial Condition (unaudited)
### December 31, 2024

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 250,000 |
| Prepaid expenses | | 27,115 |
| | | |
| Total assets | $ | 277,115 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
| Accrued liabilities and deferred revenue | $ | 27,115 |
| | | |
| Total liabilities | | 27,115 |
| | | |
| Member's equity | | 250,000 |
| | | |
| Total Liabilities and Member's Equity | $ | 277,115 |

The accompanying notes are an integral part of these financial statements.

# GUIDESTONE FINANCIAL SERVICES
## Statement of Operations (unaudited)
## For the Period Ended December 31, 2024

| | | |
|---|---|---:|
| **Revenues** | | |
| Fee revenue | $ | 376,087 |
| | | |
| Total revenue | | 376,087 |
| | | |
| **Expenses** | | |
| Salary and benefits | | 305,138 |
| Regulatory fees and expenses | | 20,325 |
| Other operating expense | | 50,624 |
| | | |
| Total expenses | | 376,087 |
| | | |
| **Net Income** | $ | -- |

The accompanying notes are an integral part of these financial statements.

GUIDESTONE FINANCIAL SERVICES
Statement of Changes in Member's Equity (unaudited)
For the Period Ended December 31, 2024

| | | |
|---|---|---|
| Total member's equity as of January 1, 2024 | $ | 250,000 |
| Net income | | -- |
| Total member's equity as of December 31, 2024 | $ | 250,000 |

The accompanying notes are an integral part of these financial statements.

## GUIDESTONE FINANCIAL SERVICES
### Statement of Cash Flows (unaudited)
### For the Period Ended December 31, 2024

**Cash flows from operating activities**

| | | |
|---|---|---:|
| Net Income | $ | -- |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Change in assets and liabilities: | | |
| Increase in prepaid assets | | (1,730) |
| Increase in accrued liabilities and deferred revenue | | 1,730 |
| | | |
| Net cash flows from operating activities | | -- |
| | | |
| Net cash flows from investing activities | | -- |
| | | |
| Net cash flows from financing activities | | -- |
| | | |
| Cash at beginning of fiscal year | | 250,000 |
| | | |
| Cash at end of fiscal year | $ | 250,000 |

The accompanying notes are an integral part of these financial statements.

Note 1 -    Organization and Nature of Operations

GuideStone Financial Services (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a tax exempt, Texas not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Service Code.  It is a non-stock company with a sole member, GuideStone Financial Resources of the Southern Baptist Convention ("GuideStone") that elects the directors of the Company.

The Company operates as a fully disclosed, introducing broker-dealer.  The Company solely engages in the sale of mutual fund securities, on a subscription-basis only.  As a result, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Exchange Act"), under paragraph (k)(1) of that Rule.

The investment company securities offered by the Company consist exclusively of shares of the GuideStone Funds family of registered mutual funds (the "Funds").  The Company offers the Funds' shares to eligible investors through retail and institutional accounts.

Beginning with the 2020 fiscal year, the Company avails itself of the self-executing provision in Rule 17a-5(e)(1)(i)(A), which exempts the Company from the requirement to provide the reports prepared by an independent public accountant pursuant to Rule 17a-5(d)(1)(i)(C).  The Company meets the requirements of paragraph (e)(1)(i)(A) of Rule 17a-5 under the Exchange Act.

Note 2 -    Basis of Accounting

The accounts of the Company are maintained on the accrual basis of accounting.

Note 3 -    Income Taxes

The Company is a not-for-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code ("Code") and is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, no federal income taxes are recorded in the accompanying financial statements.  Unrelated business income, if any, is insignificant and no tax provision has been made in the accompanying financial statements.

The Company follows Financial Accounting Standards Board Accounting Standards of Codification ("FASB ASC") No. 740-10, relating to accounting for uncertain tax positions.  FASB ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on

Note 3 -   Income Taxes (continued)

various related matters such as derecognition, interest and penalties and disclosure requirements.  The Company does not have any entity level uncertain tax positions in connection with these financial statements.

Note 4 -   Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 -   Related Party Transactions

**Common Control -** The Company and GuideStone are related parties under common control and the existence of that control could create operating results and financial positions different had the Company been autonomous.

**Shared Expense Agreement -** All operating costs and expenses of the Company are incurred by GuideStone.  The Company's expenses, in accordance with an executed Expense Sharing Agreement, are borne by or reimbursed by GuideStone.  Also, as part of this Expense Sharing Agreement, GuideStone provides certain offices and personnel.

**Fee Revenue -** All of the Company's fee revenue is derived from GuideStone in accordance with an Internal Fee Arrangement.  In accordance with the agreement, the Company provides services to GuideStone through its operation as a broker-dealer. Revenue is recognized when earned.  Deferred revenue is recorded for amounts paid by GuideStone on behalf of the Company, which benefit future periods (i.e. prepaid expenses).

Note 6 -   Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital.  The Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or a ratio of 15 to 1 of aggregate indebtedness.  As of December 31, 2024, the Company had net capital of $222,885 which exceeded the minimum requirement of $5,000 by $217,885.  At December 31, 2024, the Company had aggregate indebtedness of $27,115 The Company's ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2024.

Note 7 -    Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual fund company.

Note 8 -    Concentration Risk

Cash is comprised solely of cash on deposit in accounts with depository institutions.  The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000.  At December 31, 2024, the cash balances did not exceed the federally insured limit.  The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.  The Company is engaged in subscription-basis only sales of mutual fund securities.

Note 9 -    Commitments and Contingencies

The Company is not aware of any pending legal matters.

The Company has no financial commitments such as a lease or any other type of financial commitment as of the balance sheet date.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

**Schedule I**

<u>GUIDESTONE FINANCIAL SERVICES</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2024</u>

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total member's equity qualified for net capital | $ | 250,000 |
| Add: | | |
| Other deductions or allowable credits | | -- |
| Total capital and allowable subordinated liabilities | | 250,000 |
| Deductions and/or charges | | |
| Non-allowable assets: | | 27,115 |
| Net capital before haircuts on securities positions | | 222,885 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)) | | -- |
| Net capital | $ | 222,885 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Accrued liabilities and deferred revenue | $ | 27,115 |
| Total aggregate indebtedness | $ | 27,115 |

**Schedule I (continued)**

GUIDESTONE FINANCIAL SERVICES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2024

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 1,808 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 217,885 |
| Excess net capital at 1000% | $ 220,173 |
| Ratio: Aggregate indebtedness to net capital | .12 to 1 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.



**GuideStone Financial Services Exemption Report**

GuideStone Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

GuideStone Financial Services

I, Jeremy Halpin, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Jeremy Halpin
Treasurer, Chief Financial Officer, FinOP
January 8, 2024



GUIDESTONE FINANCIAL SERVICES
Schedule of Form SIPC-3 Revenues
For the Period Ended December 31, 2024

Business Activities through which Revenue was earned

| | | |
|---|---|---|
| Business conducted outside the Unites States and its territories and possessions | $ | -- |
| Distribution of shares of registered open end investment companies or unit investment trades | | -- |
| Sale of variable annuities | | -- |
| Insurance commissions and fees | | -- |
| Investment advisory services to one or more registered investment companies or insurance company separate accounts | | -- |
| Transactions in securities futures products | | -- |
| Other revenue* | | 376,087 |
| | | |
| Total revenue | $ | 376,087 |

*The only revenue earned by the broker-dealer is Contributed Services Revenue to cover expenses of the broker-dealer.  As a result, the net income is $0 for the year.

# SECURITIES INVESTOR PROTECTION CORPORATION

## Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

| | | |
|---|---|---|
| 8-67995　　　　DEA: FINRA | 2024 | Dec |
| GUIDESTONE FINANCIAL SERVICES<br>5005 LBJ FREEWAY STE 2200<br>DALLAS, TX  75244<br>UNITED STATES | | |

**The above broker-dealer certifies that during the fiscal year ending** 12/31/2024

**(check appropriate boxes):**

☐　　(i)　　Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;

　　　　(ii)　　Its business as a broker-dealer is expected to consist exclusively of:

☑　　　　　　(I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐　　　　　　(II) the sale of variable annuities;

☐　　　　　　(III) the business of insurance;

☐　　　　　　(IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐　　(iii)　　It is registered pursuant to 15 U.S.C. 78$o$(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.**

**In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.**

☑　　By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

GUIDESTONE FINANCIAL SERVICES
<br>(Name of Broker-Dealer)

ROBERT SCOTT COOK
<br>(Authorized Signatory)

1/12/2024
<br>(Date)

Chief Compliance Officer
<br>(Title)

214-720-4641
<br>(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**This form is due 30 days after the beginning of the fiscal year.**